UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): January 10, 2019

SIGMATA ELECTRONICS, INC.

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

81-1253192

(I.R.S. Employer Identification No.)

780 Reservoir Avenue #123

Cranston, RI 02910

 (Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (401) 714-5337

Title of each class of securities issued pursuant to Regulation A: Common stock, par value $0.0001

Note: “We,” “the Company,” “Sigmata Electronics,” and “Sigmata” refer to Sigmata Electronics, Inc.

Item 9. Other Events

Change in Shell Status:

As a result of the Company’s current nominal operations, and nominal assets, the Company, as of January 10, 2019, is a shell company as defined in Rule 405 of the Securities Act of 1933 and Rule 12b-2 of the Exchange Act.

Exhibits:

None.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGMATA ELECTRONICS, INC.

Date: January 10, 2019	By:	/s/ Paul Moody
Paul Moody
Chief Executive Officer